                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



          (Mark One):

     [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended December 31, 1998.
                                    -----------------

                    OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
          For the transition period from __________ to _________


          Commission file number     1-10890
                                 ----------------



             HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                           (Full title of the Plan)


                       HORACE MANN EDUCATORS CORPORATION

               1 Horace Mann Plaza, Springfield, Illinois 62715
              Registrant's telephone number, including area code:

                               (217) 789 - 2500
                (Name, Address and Telephone Number of Issuer)

                             REQUIRED INFORMATION


Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan's fiscal years ended December 31, 1998 and 1997 are presented on pages 3 through 17.

                             Financial Statements
                          and Supplemental Schedules

                           Horace Mann Supplemental
                          Retirement and Savings Plan

                    Years ended December 31, 1998 and 1997
                      with Report of Independent Auditors

                           Horace Mann Supplemental
                          Retirement and Savings Plan

                             Financial Statements
                          and Supplemental Schedules


                    Years ended December 31, 1998 and 1997


                                   Contents

Report of Independent Auditors.............................................   5

Audited Financial Statements

Statements of Net Assets Available for Benefits............................   6
Statements of Changes in Net Assets Available for Benefits.................   7
Notes to Financial Statements..............................................   9

Supplemental Schedules

Assets Held for Investment.................................................  16
Reportable Transactions (all other required schedules are not applicable)..  17

                        Report of Independent Auditors

Pension Committee and The Board of Directors
Horace Mann Educators Corporation

We have audited the accompanying statements of net assets available for benefits of Horace Mann Supplemental Retirement and Savings Plan (Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedules of assets held for investment as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


May 28, 1999

             Horace Mann Supplemental Retirement and Savings Plan

                Statements of Net Assets Available for Benefits

                                                             December 31
                                                          1998         1997
                                                      ------------------------
Assets
 Separate Account-Horace Mann Mutual Funds,
    at market value:
  Growth Fund (cost $27,280,731
    in 1998, $24,565,768 in 1997)                     $28,787,067  $27,898,008
  Balanced Fund (cost $15,045,041
    in 1998, $13,861,976 in 1997)                      15,748,909   15,448,640
  Small Cap Growth Fund (cost $2,890,648
    in 1998, $2,041,076 in 1997)                        3,111,828    2,079,756
  Socially Responsible Fund (cost $2,644,865
    in 1998, $722,477 in 1997)                          2,743,426      744,854
  International Equity Fund (cost $999,089
    in 1998, $526,040 in 1997)                          1,096,659      508,207
  Income Fund (cost $645,690
    in 1998, $317,515 in 1997)                            635,009      318,120
  Short-Term Investment Fund (cost $79,831
    in 1998, $63,391 in 1997)                              77,775       61,843
                                                      ------------------------

    Total Separate Account - Horace Mann Mutual Funds  52,200,673   47,059,428

 Group annuity contract, at contract value             38,076,205   37,158,317

 Horace Mann Educators Corporation Common
  Stock, at market value (cost $5,689,529 in 1998,
  $3,864,843 in 1997)                                   8,373,617    6,866,985
                                                      ------------------------
                                      Total assets     98,650,495   91,084,730


Liabilities
 Withdrawals payable to participants                      177,079    1,027,985
                                                      ------------------------
                 Net assets available for benefits    $98,473,416  $90,056,745
                                                      ========================

See accompanying notes to financial statements.

              Horace Mann Supplemental Retirement & Savings Plan
          Statements of Changes in Net Assets Available for Benefits
                    Years ended December 31, 1998 and 1997

                                                    Total                   Growth Fund                  Balanced Fund
                                        ------------------------------------------------------------------------------------

                                             1998           1997         1998          1997            1998         1997
                                        ------------------------------------------------------------------------------------
Additions

Investment income:

      Net realized and unrealized
      appreciation (depreciation) of
      investments                        ($ 1,700,182)  $ 4,005,686  ($ 1,243,751)  $ 1,671,306  ($   621,812)  $    658,649

      Interest                              2,489,336     2,667,364             -             -             -              -

      Dividends                             5,339,647     5,342,702     3,362,267     3,407,944     1,779,868      1,838,198
                                        ------------------------------------------------------------------------------------
                                            6,128,801    12,015,752     2,118,516     5,079,250     1,158,056      2,496,847


Contributions:

      Employer                              2,314,820     2,125,037       907,629       944,344       357,235        391,973

      Participants                          5,684,388     5,148,509     2,237,405     2,306,797       882,532        952,080
                                        ------------------------------------------------------------------------------------

        Total additions                    14,128,009    19,289,298     5,263,550     8,330,391     2,397,823      3,840,900


Deductions

Withdrawals by Participants                (5,711,338)   (5,710,091)   (1,809,436)   (1,149,657)     (842,666)    (1,039,407)

Interfund transfers                                 0             0    (2,377,506)     (393,201)     (787,431)      (783,621)
                                        ------------------------------------------------------------------------------------
      Net increase (decrease)               8,416,671    13,579,207     1,076,608     6,787,533       767,726      2,017,872


Net assets available for benefits

Beginning of year                          90,056,745    76,477,538    27,633,434    20,845,901    14,970,045     12,952,173
                                        ------------------------------------------------------------------------------------

End of year                               $98,473,416   $90,056,745   $28,710,042   $27,633,434   $15,737,771    $14,970,045
                                        ====================================================================================

                                                  Small Cap                   Socially
                                                 Growth Fund               Responsible Fund
                                        -------------------------------------------------------
                                             1998           1997         1998          1997
                                        -------------------------------------------------------
Additions

Investment income:

      Net realized and unrealized
      appreciation (depreciation) of
      investments                         $   155,152   $    38,869   $    77,144   $    22,507

      Interest                                      -             -             -             -

      Dividends                                     -             -        60,012        12,243
                                        -------------------------------------------------------
                                              155,152        38,869       137,156        34,750

Contributions:

      Employer                                174,012        58,109       109,740        24,862

      Participants                            423,174       141,985       274,351        59,197
                                        -------------------------------------------------------

        Total additions                       752,338       238,963       521,247       118,809

Deductions

Withdrawals by Participants                   (70,459)      (12,418)     (101,663)      (10,949)

Interfund transfers                           344,035     1,845,863     1,582,847       628,745
                                        -------------------------------------------------------

      Net increase (decrease)               1,025,914     2,072,408     2,002,431       736,605


Net assets available for benefits

Beginning of year                           2,072,408             0       736,605             0
                                        -------------------------------------------------------

End of year                               $ 3,098,322   $ 2,072,408   $ 2,739,036   $   736,605
                                        =======================================================

See accompanying notes to financial statements.

              Horace Mann Supplemental Retirement & Savings Plan
          Statements of Changes in Net Assets Available for Benefits
                    Years ended December 31, 1998 and 1997


                                                International                                          Short-Term
                                                Equity Fund                 Income Fund              Investment Fund
                                         ----------------------------------------------------------------------------
                                               1998         1997          1998      1997          1998         1997
                                         -----------------------------------------------------------------------------
Additions

Investment income:

  Net realized and unrealized
  appreciation (depreciation) of
  investments                              $116,663       $(23,352)     $(8,046)   $14,872         $(452)  $(259)


  Interest

  Dividends                                   7,688          3,968       36,244     20,181         3,699   3,193
                                         -----------------------------------------------------------------------
                                            124,351        (19,384)      28,198     35,053         3,247   2,934

Contributions:

  Employer                                   57,508         28,134       14,174     14,920         6,009   4,822

  Participants                              140,050         70,363       35,402     36,297        13,462  11,195
                                         -----------------------------------------------------------------------
    Total additions                         321,909         79,113       77,774     86,270        22,718  18,951


Deductions

Withdrawals by Participants                 (16,723)        (1,079)     (40,388)   (27,124)       (5,223) (9,345)

Interfund transfers                         282,668        430,123      278,812   (218,438)       (1,563) (3,089)
                                         -----------------------------------------------------------------------
  Net increase (decrease)                   587,854        508,157      316,198   (159,292)       15,932   6,517


Net assets available for benefits

Beginning of year                           508,157              0      318,119    477,411        61,843  55,326
                                         -----------------------------------------------------------------------
End of year                              $1,096,011       $508,157     $634,317   $318,119       $77,775 $61,843
                                         =======================================================================


                                                                         HMEC Common
                                                Fixed Fund                Stock Fund
                                   ---------------------------------------------------------
                                           1998       1997             1998         1997
                                   ---------------------------------------------------------
Additions

Investment income:

  Net realized and unrealized
  appreciation (depreciation) of
  investments                                  -            -        $(175,080)  $1,623,094



  Interest                             2,488,755    2,667,165              581          199

  Dividends                                    -            -           89,869       56,975
                                   ---------------------------------------------------------
                                       2,488,755    2,667,165          (84,630)   1,680,268

Contributions:

  Employer                               397,991      478,285          290,522      179,588

  Participants                           957,693    1,136,862          720,319      433,733
                                   ---------------------------------------------------------
    Total additions                    3,844,439    4,282,312          926,211    2,293,589



Deductions

Withdrawals by Participants           (2,417,443)  (3,109,941)        (407,337)    (350,171)

Interfund transfers                     (381,817)  (2,618,277)       1,059,955    1,111,895
                                   ---------------------------------------------------------
  Net increase (decrease)              1,045,179   (1,445,906)       1,578,829    3,055,313



Net assets available for benefits


Beginning of year                     36,998,419   38,444,325        6,757,715    3,702,402
                                   ---------------------------------------------------------
End of year                           38,043,598  $36,998,419       $8,336,544   $6,757,715
                                   ========================================================

             Horace Mann Supplemental Retirement and Savings Plan

                         Notes to Financial Statements

                               December 31, 1998

1. General Plan Information

Description of the Plan

The Horace Mann Supplemental Retirement and Savings Plan (the Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC; HMSC and HMEC collectively referred to as the Company). The following brief description of the Plan is provided for general information purposes. Readers should refer to the actual Plan Document or the employee Summary Plan Description entitled Your Horace Mann Benefits Program for additional information.

The Plan is a voluntary defined contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Participating employees may contribute up to 10% of eligible compensation, including salary, overtime, commissions and certain incentive bonuses on a before-tax basis to one or more of nine available investment funds.

The Company contributes an amount equal to 50% of the first 6% of eligible compensation contributed by participating employees. Employer contributions and earnings thereon are 20% vested for each year of service, with full vesting occurring after five years of service. In addition, employer contributions generally become fully vested in the event of disability or death. Forfeitures of nonvested employer contributions serve to reduce future Company matching contributions. Participant contributions and earnings thereon are fully vested at all times.

In accordance with the Omnibus Budget Reconciliation Act of 1993, eligible compensation for purposes of contributions was limited to $160,000 in 1998 and 1997. Highly compensated employees are limited to 6% participant contributions and 3% Company matching contributions.

               Horace Mann Supplemental Retirement Savings Plan

1.  General Plan Information (continued)

Participant Accounts and Benefits

Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan investment earnings. The benefit to which a given participant is entitled is the benefit that can be provided from that participant's vested account. A participant subaccount is maintained in each of the investment funds in which a participant chooses to invest. There were 2,410 and 2,161 participants at December 31, 1998 and 1997, respectively. At December 31, 1998 and 1997, the number of participants' subaccounts in the respective investment funds were as follows:

                                                      1998         1997
                                                    ---------------------
           Separate Account - Horace Mann
            Mutual Funds:
             Growth Fund                              1,795        1,750
             Balanced Fund                            1,159        1,149
             Small Cap Growth Fund                      604          434
             Socially Responsible Fund                  533          229
             International Equity Fund                  301          210
             Income Fund                                172          144
             Short-Term Investment Fund                  57           55

            Fixed Fund                                1,220        1,289

            HMEC Common Stock Fund                    1,036          848

Trust Agreement

All plan assets are held in trust by The Northern Trust Quantitative Advisors, Inc. (formerly American National Bank and Trust Company of Chicago). The assets of the Plan are deposited in participant-directed investments: any of seven Horace Mann Mutual Fund Options available within the Horace Mann Life Insurance Company (HMLIC) Separate Account, a group annuity contract with HMLIC, or an HMEC Common Stock Fund.

Transfers and Withdrawals

Participants may transfer all or a portion of their account balance between the various investment funds on a monthly basis. Participant withdrawals (as allowed under the Plan) are permitted on a monthly basis.

               Horace Mann Supplemental Retirement Savings Plan

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in the Company's matching contributions and related investment earnings.

2.  Investments

Separate Account - Horace Mann Mutual Funds

A separate account has been established by HMLIC for the purpose of separately investing Plan assets in one or more of seven mutual funds, (Growth Fund, Balanced Fund, Small Cap Growth Fund, Socially Responsible Fund, International Equity Fund, Income Fund, and Short-Term Investment Fund, collectively the Horace Mann Funds). Three of these mutual funds, the Small Cap Growth Fund, Socially Responsible Fund, and International Equity Fund, were added in 1997.

The investment in the separate account is stated at market value. The investments of the underlying mutual funds are primarily common stocks, U.S. government and corporate bonds and short-term commercial paper. The common stocks and bonds are presented at market value, based on quoted market prices, and the short-term commercial paper is presented at cost, which approximates market value.

               Horace Mann Supplemental Retirement Savings Plan

2.   Investments (continued)

The units owned by the Plan through its investment in the separate account and unit values of each of the Separate Account - Horace Mann Mutual Funds at December 31, 1998 and 1997 were as follows:

Separate Account-                                1998                          1997
  Horace Mann                         -------------------------------------------------------
  Mutual Funds                        Units Owned    Unit Value     Units Owned    Unit Value
=============================================================================================
Growth Fund                            1,182,706       $24.34         1,087,218      $25.66
Balanced Fund                            833,276        18.90           779,447       19.82
Small Cap Growth Fund                    251,359        12.38           177,757       11.70
Socially Responsible Fund                211,195        12.99            61,558       12.10
International Equity Fund                 90,409        12.13            49,485       10.27
Income Fund                               47,961        13.24            24,471       13.00
Short-Term Investment Fund                 7,793         9.98             6,191        9.99

Total annual returns for each of the Horace Mann Mutual Funds were as follows:

                                                       Annual Investment Returns
                                          ---------------------------------------------------
                                               1 Year         Period ended December 31, 1998
Separate Account -                        ---------------    --------------------------------
Horace Mann Funds                          1998     1997         5 years          10 years
---------------------------------------------------------------------------------------------
Growth Fund                                7.64%    23.45%        17.27%           16.28%
Balanced Fund                              7.68     19.03         13.75            13.80
Small Cap Growth Fund                      5.81     21.36             -                -
Socially Responsible Fund                  9.80     27.60             -                -
International Equity Fund                 18.95      3.34             -                -
Income Fund                                8.09      9.42          6.57             8.56
Short-Term Investment Fund                 4.97      5.09          4.82             5.20

               Horace Mann Supplemental Retirement Savings Plan

2.   Investments (continued)

The composition of the underlying investments in each of the Separate Account - Horace Mann Mutual Funds at December 31, 1998 and 1997 was as follows:

                                                            1998         1997
                                                          ---------------------
 Growth Fund:
   Common and preferred stock                                 99%          97%
   Cash and short-term investments                             1            3

 Balanced Fund:
   Common and preferred stock                                 60%          62%
   U.S. and foreign government and agency obligations         18           25
   U.S. and foreign corporate bonds/notes                     21           12
   Cash and short-term investments                             1            1

 Small Cap Growth Fund:
   Common stock                                               95%          90%
   Cash and short-term investments                             5           10

 Socially Responsible Fund:
   Common and preferred stock                                 98%          97%
   Cash and short-term investments                             2            2
   Convertible securities                                      -            1

 International Equity Fund:
   Common and preferred stock                                 90%          90%
   Cash and short-term investments                            10           10

 Income Fund:
   U.S. and foreign government and agency obligations         47%          61%
   Corporate bonds/notes                                      44           32
   Cash and short-term investments                             3            3
   Municipal bonds                                             6            4

 Short-Term Investment Fund:
   U.S. and foreign government and agency obligations        100%         100%

               Horace Mann Supplemental Retirement Savings Plan

Investments (continued)

Group Annuity Contract

Plan participants may invest in a fixed interest rate group annuity contract with HMLIC (Fixed Fund). Plan assets invested in this contract are guaranteed by HMLIC and, as a result, are presented in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants. The market value of the group annuity contract is approximately equal to contract value.

The actual credited interest rate on the group annuity contract was 7.00% and 7.25% for the years ended December 31, 1998 and 1997, respectively.

The minimum guaranteed annual interest rate per the group annuity contract is 4.5%. The actual credited interest rate may be reset by HMLIC with 30 days advance notice, but is generally changed once at the beginning of each Plan year. Beginning January 1, 1999, the actual crediting rate was reduced to 6.25%.

HMEC Common Stock Fund

The Plan's HMEC Common Stock Fund at December 31, 1998 and 1997 consisted of a pooled investment in 293,811 shares and 241,472 shares, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. This investment is presented in the financial statements at market value of $28.50 and $28.44 per share, respectively.

Total annual returns for investments in the HMEC Common Stock Fund were as follows:

                           Annual Investment Returns
                    --------------------------------------
                           1 Year        Since inception
                    ----------------------
                      1998         1997  (November 1991)
                    --------------------------------------
                      1.3%         42.5%       18.9%

               Horace Mann Supplemental Retirement Savings Plan

3.   Administrative Expenses

The Company pays all administrative costs for the operation of the Plan and related trust, which consist primarily of trustee, audit and legal fees. The investment results of the separate account are net of investment and operating expenses charged by HMLIC and the Separate Account - Horace Mann Mutual Funds. Minimal brokerage and commission fees for the purchase of HMEC common stock are paid directly by the Trustee from the HMEC Common Stock Fund.

4.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service that the Plan has met the provisions of the Internal Revenue Code (the Code) as being exempt from federal income tax.

The Plan is organized in accordance with section 401(k) of the Code. Participants are not subject to federal income tax on amounts contributed to the Plan or on earnings attributable to such contributions until such time as these amounts are either distributed to or withdrawn by the participants.

                            Supplemental Schedules

             Horace Mann Supplemental Retirement and Savings Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998

EIN #:  37-0972590
Plan #: 004

  Number
of Shares                                                                   Contract or
or Units       Description of Investment                    Cost           Market Value
---------------------------------------------------------------------------------------
                 Separate Account - Horace Mann
                 Funds:

 1,182,706        Growth Fund                           $ 27,280,731       $ 28,787,067
   833,276        Balanced Fund                           15,045,041         15,748,909
   251,359        Small Cap Growth Fund                    2,890,648          3,111,828
   211,195        Socially Responsible Fund                2,644,865          2,743,426
    90,409        International Equity Fund                  999,089          1,096,659
    47,961        Income Fund                                645,690            635,009
     7,793        Short-Term Investment Fund                  79,831             77,775
                                                        -------------------------------

                  Total Separate Account - Horace
                        Mann Mutual Funds                 49,585,895         52,200,673

       N/A        HMLIC Group Annuity
                   Contract                               38,076,205         38,076,205

   293,811        Horace Mann Educators
                   Corporation Common Stock                5,689,529          8,373,617
                                                        -------------------------------
                                                        $ 93,351,629       $ 98,650,495
                                                        ===============================

             Horace Mann Supplemental Retirement and Savings Plan
                Line 27d - Schedule of Reportable Transactions
                         Year ended December 31, 1998

EIN #:  37-0972590
Plan #: 004

                                                                   Purchase       Selling    Number of       Cost of      Net
Identity of Party Involved            Description of Asset          Price          Price    Transactions      Asset    Gain (Loss)
---------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of Transactions in excess
  of 5% of plan assets

                                    Horace Mann Mutual Funds:
Horace Mann Life Insurance             Growth Fund                $6,560,537   $         -         29       $6,560,537 $        -
Company * Separate Account                                                 -     4,427,727         25        3,845,574    582,153

                                       Balanced Fund               3,050,044             -         29        3,050,044          -
                                                                           -     2,127,963         21        1,866,979    260,984

                                       Small Cap Growth Fund       1,115,815             -         30        1,115,815          -
                                                                           -       238,895         18          266,243    (27,348)

                                       Socially Responsible Fund   2,036,571             -         38        2,036,571          -
                                                                           -       115,143         14          114,183        960

                                       International Equity Fund     533,659             -         31          533,659          -
                                                                           -        61,870         17           60,610      1,260

                                       Income Fund                   409,410             -         34          409,410          -
                                                                           -        84,475         17           81,235      3,240

                                       Short-Term Investment Fund     50,753             -         27           50,753          -
                                                                           -        34,369         15           34,313         56

Horace Mann Life Insurance             Group Annuity Contract      5,116,027             -         52        5,116,027          -
Company *                                                                  -     4,198,139         24        4,198,139          -

Horace Mann Educators Corporation *    Common Stock                2,063,184                       21        2,063,184          -
Common Stock Fund                                                          -       381,472          4          238,498    142,974



(*)  Party-in-interest

Note: There were no category (i),(ii), or (iv) reportable transactions for the year ended December 31, 1998.

                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date 29 June 1999        HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
     ------------

                         /s/ Kathryn E. Karr
                         -----------------------------------
                          Kathryn E. Karr
                          Plan Administrator
                          Assistant Vice President,
                          Corporate Benefits Administration

                                   EXHIBITS


23.  Consent of Independent Auditors